UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                 CGI Group Inc.
                                (Name of Issuer)

                           Class A Subordinate Shares
                         (Title of Class of Securities)

                                    39945C109
                                 (CUSIP Number)

                                December 31, 2002
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


      [ ]  Rule 13d-1(b)

      [ ]  Rule 13d-(c)

      [X]  Rule 13d-1(d)














--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only)


    Jean Brassard

2   Check the Appropriate Box If a Member of a Group                    (a) |_|
    (See Instructions)                                                  (b) |X|


3   SEC Use Only



4   Citizenship or Place of Organization


    Canada

                          5         Sole Voting Power
       Number of
         Shares
      Beneficially                  1,786,840
        Owned by
          Each            6         Shared Voting Power
       Reporting
         Person
          With                      0

                          7         Sole Dispositive Power


                                    452,344

                          8         Shared Dispositive Power


                                    1,334,496



9   Aggregate Amount Beneficially Owned by Each Reporting Person


    1,786,840

10  Check If the Aggregate Amount in Row (9) Excludes Certain Shares         |X|
    (See Instructions)


11  Percent of Class Represented by Amount in Row (9)


    0.5%

12  Type of Reporting Person (See Instructions)


    IN

Item 1(a).        Name of issuer:

              CGI Group Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

              1130 Sherbrooke Street West, 5th Floor, Montreal, Quebec, H3A 2M8

Item 2(a).        Name of Person Filing:

              Jean Brassard

Item 2(b).        Address of Principal Offices or, if None, Residence:

              c/o CGI Group, Inc., 1130 Sherbrooke Street West, 5th Floor, Montreal, Quebec, H3A 2M8

Item 2(c).        Citizenship:

              Canada

Item 2(d).        Title of Class of Securities:

              Class A Subordinate Shares

Item 2(e).        CUSIP Number:

              39945C109

Item 3. If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

         (a)    [ ]   Broker or dealer registered under Section 15 of the
                      Exchange Act;

         (b)    [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c)    [ ]   Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act;

         (d)    [ ]   Investment company registered under Section 8 of the
                      Investment Company Act;

         (e)    [ ]   An investment adviser in accordance with
                      Rule 13d-1(b)(1)(ii)(E);

         (f)    [ ]   An employee benefit plan or endowment fund in accordance
                      with Rule 13d-1(b)(1)(ii)(F);

         (g)    [ ]   A parent holding company or control person in accordance
                      with Rule 13d-1(b)(1)(ii)(G);

         (h)    [ ]   A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

         (i)    [ ]   A church plan that is excluded from the definition of an
                      investment company under Section 3(c)(14) of the Investment Company Act;

         (j)    [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.       Ownership.

      The holdings reported herein are stated as of December 31, 2002. Mr. Brassard may be deemed to have been the beneficial owner of more than 5% of the issuer's Class A Subordinate Shares upon the registration of such shares under the Securities Exchange Act of 1934, as amended, effective July 7, 1998.

      (a)   Amount beneficially owned:  1,786,840  shares  (including  1,334,496
                                        shares   issuable  upon   conversion  of
                                        1,334,496 of the issuer's Class B Shares
                                        (multiple voting) and 220,000 shares issuable upon the exercise of options exercisable within 60 days of December 31, 2002).


                                        By  virtue  of the  Second  Amended  and
                                        Restated    Options     Agreement    and
                                        Shareholders'    Agreement   among   the
                                        issuer's Majority Shareholders,  BCE and
                                        Bell   Canada,   the   parties  to  such
                                        agreement may be considered a "group" under Rule 13d-5 and, as a result, Mr. Brassard may be considered to be the beneficial owner of shares beneficially owned by Serge Godin, Andre Imbeau and BCE, Inc. As of December 31, 2002,

                                        (i)   Mr. Godin was understood to be the
                                              beneficial   owner  of  29,407,909
                                              shares    (including    28,216,507
                                              shares issuable upon conversion of
                                              28,216,507 of the issuer's Class B
                                              Shares   (multiple   voting)   and
                                              622,388  shares  issuable upon the
                                              exercise  of  options  exercisable
                                              within  60  days of  December  31,
                                              2002);

                                        (ii)  Mr.  Imbeau was  understood  to be
                                              the beneficial  owner of 4,881,881
                                              shares (including 4,221,165 shares
                                              issuable   upon    conversion   of
                                              4,221,165 of the issuer's  Class B
                                              Shares   (multiple   voting)   and
                                              428,875  shares  issuable upon the
                                              exercise  of  options  exercisable
                                              within  60  days of  December  31,
                                              2002); and

                                        (iii) BCE  was   understood  to  be  the
                                              beneficial  owner  of  120,028,400
                                              shares (including 7,027,606 shares
                                              issuable   upon    conversion   of
                                              7,027,606 of the issuer's  Class B
                                              Shares (multiple voting)).

                                        Mr.   Brassard   disclaims    beneficial
                                        ownership of such shares.

      (b)   Percent of class:           0.5% (40.9% including shares as to which
                                        beneficial ownership is disclaimed, as described above)

      (c)   Number of shares as to which such person has:

      (i)   Sole power to vote or direct the vote:              1,786,840 shares

      (ii)  Shared power to vote or direct the vote:            0 shares

      (iii) Sole power to dispose or to direct the disposition
            of:                                                 452,344 shares

      (iv)  Shared power to dispose or to direct the
            disposition of:                                     1,334,496 shares

Item 5.       Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

      The shares identified in Item 4 include shares indirectly beneficially owned in a trust for the benefit of members of Mr. Brassard's family.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable.

Item 8.       Identification and Classification of Members of the Group.

     Not applicable.

Item 9.       Notice of Dissolution of Group.

     Not applicable.

Item 10.      Certification.

     Not applicable.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         February 12, 2003
                                                (Date)


                                         /s/ Jean Brassard

                                            Jean Brassard
                                            (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)